UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2005.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date:  SEPTEMBER 27, 2005                  /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO

                                OPTION AGREEMENT


THIS AGREEMENT is made as of the 8th day of July, 2005

BETWEEN:


                  BULAKASHU MINING COMPANY LTD, a Kyrgyz limited liability company with an address of 37, Baitik Baatyr St., Oktyabrskiy district, Bishkek, 720005, Kyrgyz Republic

                  (hereinafter called "BMC")

                  OF THE FIRST PART

A N D:

                  MARSA GOLD CORP., a Kyrgyz limited liability company with an address of Kyrgyz Republic, Bishkek, microregion 11, 6-46

                  (hereinafter called "Marsa")

                  OF THE SECOND PART

A N D:

                  CENTRASIA MINING CORP. (FORMERLY "MAGELLAN GOLD CORP."), a British Columbia corporation with an address of 300 - 1055 W. Hastings St., Vancouver, BC V6E 2E9, Canada

                  (hereinafter called "Centrasia")

                  OF THE THIRD PART


                  BARADERO RESOURCES LTD., a British Columbia corporation with an address of 1305 - 1090 West Georgia St., Vancouver, BC V6E 3V7, Canada

                  (hereinafter called "Baradero")

                  OF THE FOURTH PART

A N D:

                  MAGELLAN GOLD (BVI) INC., a British Virgin Islands corporation with an address of c/o HWR Services Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands

                  (hereinafter called "Magellan Gold BVI")

                  OF THE FIFTH PART

RECITALS:

A. Marsa, Aitas Mining Company ("Aitas", a Kazakhstan corporation), BMC and Centrasia are all of the parties to a Letter Agreement dated
         September  24,  2004  (the  "Original  Agreement")  pursuant  to  which
         Centrasia was granted an option by Marsa and Aitas to acquire a 100% interest in BMC from each of Marsa and Aitas, each as to a 50% interest.

B. Marsa, Aitas, BMC and Centrasia are all of the parties to a Loan Agreement dated September 24, 2004 (the "Loan Agreement") pursuant to which Centrasia advanced US$110,000 (the "Loan") to BMC which is further evidenced by a demand promissory note (the "Note") dated September 24, 2004 in the original amount of US$110,000, made by BMC in favour of Centrasia.

C. Aitas and Marsa guaranteed repayment of the Note pursuant to a written Guarantee (the "Original Guarantee") dated September 24, 2004 and secured their respective obligations under the Original Guarantee pursuant to Pledge Agreements (the "Aitas Pledge" and the "Original Pledge", respectively) dated September 24, 2004, pursuant to which Aitas and Marsa pledged to Centrasia all of their respective interests in BMC.

D. Pursuant to an Amending Agreement dated January 18, 2005, the respective parties acknowledged that Aitas had recently withdrawn from its membership interest in BMC and consequently Aitas was released from its obligations under the Original Agreement, the Loan Agreement, the Original Guarantee and the Aitas Pledge. Any reference to the Original Agreement or the Loan Agreement hereunder is a reference to the Original Agreement or the Loan Agreement as amended by the said Amending Agreement.

E. Pursuant to a letter agreement dated March 17, 2005 between Baradero, Centrasia and the shareholders of Centrasia (the "Pubco Agreement"), the shareholders of Centrasia agreed to exchange all of their shares of Centrasia for shares of Baradero, which is a publicly trading company whose shares trade on the TSX Venture Exchange in Canada (ticker "BRH") and on the Over The Counter Bulletin Board market in the United States (ticker "BRHAF").

F. In anticipation of closing of the Pubco Agreement, Baradero has caused two companies to be incorporated in the British Virgin Islands, Magellan Holdings (BVI) Corp. ("Magellan Holdings BVI", which is a direct wholly owned subsidiary of Baradero) and Magellan Gold BVI, which is a direct wholly owned subsidiary of Magellan Holdings BVI.

G. It is anticipated that on closing of the transactions contemplated by the Pubco Agreement, Baradero will change its name to "Centrasia Mining Corp." and Centrasia will change its name as a consequence.

H. It is in order to replace the Original Guarantee and the Original Pledge with a new guarantee and a new pledge agreement.


I. The Pubco Agreement requires that certain amendments be made to the Original Agreement, and the parties hereto have agreed to replace the Original Agreement with this Agreement as hereinafter provided.



NOW THEREFORE,  for and in consideration of the premises, and for other good and
valuable   consideration   the  receipt  and  sufficiency  of  which  is  hereby
acknowledged, the parties hereto do hereby agree as follows:

1. The Recitals set forth above are acknowledged by all of the parties hereto to be true and correct and are incorporated into this Agreement by this reference.

2. (A) Marsa hereby agrees to execute a new guarantee (the "Marsa Guarantee") to replace the Original Guarantee, which will provide security for the repayment of the Loan and all present and future indebtedness of BMC to Centrasia, including under this Agreement.

         (B) Marsa hereby agrees to execute a new pledge agreement (the "Marsa Pledge") to replace the Original Pledge, which will provide security for the repayment of the Loan and all present and future indebtedness of BMC to Centrasia, including under this Agreement.

3. On the dates set forth in Section 11 below and subject to the terms and conditions of this Agreement, Marsa will cause the Charter of BMC (the "BMC Charter") to be amended to provide that Centrasia shall have acquired a participating interest in BMC free and clear from any and all liens, charges or encumbrances whatsoever (hereinafter referred to as a "Participating Interest").

4. Marsa acknowledges that immediately after the closing of the transactions contemplated by the Pubco Agreement, all of Centrasia's right, title and interest in this Agreement, the Loan Agreement, the Marsa Guarantee and the Marsa Pledge shall be assigned to Magellan Gold BVI and Marsa hereby consents to such assignment and agrees to execute all collateral agreements and documents as may be necessary to effect such assignment. Upon such assignment, Magellan Gold BVI shall assume all of the rights, privileges, obligations and liabilities of Centrasia under this Agreement, the Loan Agreement, the Marsa Guarantee and the Marsa Pledge.

5. In addition to the Intercompany Loans to be made by Centrasia to BMC (as defined in section 10), Centrasia must make share and cash payments to Marsa to maintain its interest under this Agreement. Subject to the closing of the transactions contemplated by the Pubco Agreement and in consideration for the transfer to its subsidiary Magellan Gold BVI at such closing of Centrasia's interest in this Agreement, the share payments shall consist of 1,025,000 shares in the capital of Baradero (the "Purchase Shares"), to be issued to Marsa on the dates and in the amounts shown below unless, at least 10 days before each such date, Marsa delivers a written direction to Baradero instructing Baradero to issue the Purchase Shares to a nominee, in which event the Purchase Shares will be issued to the named nominee.

         The Purchase Shares will be issued as follows:

         -----------------------------------------------------------------------
         Date                                             No. of Purchase Shares
         -----------------------------------------------------------------------

         On the date of closing of the Pubco Agreement            200,000 Shares
         January 2, 2006                                          200,000 Shares
         January 2, 2007                                          250,000 Shares
         January 2, 2008                                          375,000 Shares
                                                                ---------
         Total:                                                 1,025,000 Shares
                                                                =========
         -----------------------------------------------------------------------

         The cash payments shall be the aggregate sum of US$120,000 paid as follows:

         -----------------------------------------------------------------------
         Date                                                     US$ to be Paid
         -----------------------------------------------------------------------

         January 2, 2005(which Marsa hereby acknowledges has been paid)  $40,000

         On or before the earlier of  (i) five days after                $40,000
         the date of closing of the Pubco Agreement; or
         (ii) September 1, 2005, and subject to the amendment of the BMC Charter as provided in section 13

         On or before January 2, 2006                                    $40,000
                                                                         -------
         Total:                                                         $120,000
                                                                         =======
         -----------------------------------------------------------------------

6. (A) The Purchase Shares will be subject to a four month hold period from the date they are issued in each case from any sale in applicable jurisdictions in Canada or through the TSX Venture Exchange (the "Exchange"), and certain of the Purchase Shares may be subject to escrowing in accordance with the rules of the Exchange.

         (B) The Purchase Shares have not been and will not be registered in the United States SECURITIES ACT OF 1933 (the "1933 Act"), or under any state securities or "blue sky" laws of any state of the United States, and, unless so registered, may not be offered or sold in the United States or to U.S. Persons (as such term is defined in Regulation S under the SECURITIES ACT OF 1933, as amended, of the United States of America) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the 1933 Act. As such, the Purchase Shares will be subject to a one year hold period from and after the date they are issued in each case from sale in the United States.

         (C) Marsa will provide and execute all representations and collateral agreements as are necessary to ensure that the issuance of the Purchase Shares complies with the requirements of all applicable securities legislation and the rules of the Exchange.

7. Baradero will issue the Purchase Shares from treasury as fully-paid and non-assessable shares in the capital of Baradero, free and clear of all liens, charges and encumbrances except as expressly provided for in
         Section 6 above.

8.       (1)      BMC holds Exploration Licence No. AP-48 (the "Licence") issued on March 28, 2005 by the State  Agency for Geology and Mineral
                  Resources  under the  Government  of the Kyrgyz  Republic (the
                  "Geology Agency").  The Licence is an exploration licence that permits  BMC to explore  for gold in the area  described  in a
                  Licence  Agreement  dated March 28,  2005  between BMC and the
                  Geology Agency (which area is  hereinafter  referred to as the
                  "Bulakashu Property"). For the purposes of this Agreement, the
                  "Closing Date" shall be deemed to refer to the date upon which
                  Centrasia  has succeeded to a 100%  Participating  Interest in
                  BMC pursuant to  sub-section  11(d),  and an "Interim  Closing
                  Date"  refers  to a date  when a loan  made  by  Centrasia  is
                  converted   into  a   Participating   Interest   pursuant   to
                  sub-sections 11(a) to (c). From the date hereof until the Closing Date (the "Pre-Closing Period"), BMC will:

                  (a)      not  sell or  dispose  of the  Licence  or any of its
                           other   assets    (collectively,    hereinafter   the
                           "Assets");

                  (b)      preserve, protect and maintain the Assets;

                  (c) carry on its business as a natural resources exploration and development company (the "Business") in the ordinary course consistent with past practice and in compliance with all applicable laws, regulations and rules of all governmental authorities;

                  (d) not suffer or permit any encumbrance to attach to or affect any of the Assets;

                  (e) not enter into any transaction which could cause any representation or warranty of BMC or Marsa contained herein to be incorrect on the Closing Date or constitute a breach of any covenant or agreement of BMC or Marsa contained herein;

                  (f) give to Centrasia, Baradero and Magellan Gold BVI and their respective counsel, accountants and other representatives, full access, during normal business hours throughout the Pre-Closing Period, to all of BMC's books and records relating to its Business and the Assets, and promptly furnish to Centrasia, Baradero or Magellan Gold BVI during that period all such information as may request by any such party;

                  (g) on or before each Interim Closing Date and the Closing Date, obtain any and all required consents of any third parties in respect of each conversion of a loan made by Centrasia into a Participating Interest referenced in sub-sections 11(a) through (d); and

                  (h) take or cause to be taken all corporate action, including obtaining BMC participant approval if necessary, to validly and effectively ratify the execution and delivery of this Agreement and authorize the closing of the transactions contemplated hereby;


         (2) Marsa as the sole participant of BMC will not make any changes in the Business or Assets of BMC as permitted by Article 12.1 of the BMC Charter without the prior written consent of Centrasia and Baradero.

9.       (1)      BMC and Marsa each  acknowledge  that the Loan and all present and future indebtedness of BMC to Centrasia, including under this Agreement, shall be secured by the Marsa Guarantee and the Marsa Pledge, which shall be continuing obligations of Marsa until the Closing Date.

         (2) BMC and Marsa also hereby acknowledge that the Agreement between BMC and Marsa on joint activity for the purpose of carrying of the exploration works dated July 25, 2004 is hereby terminated.

10. Subject to the terms and conditions of this Agreement, Centrasia will commit to fund BMC's exploration program on the Bulakashu Property, by way of intercompany loans including the Loan (collectively, the "Intercompany Loans") to be advanced pursuant to mutually agreed upon budgets from time to time, in the following total amounts during the following periods:

            Calendar Year 2005:     Cdn$200,000(deemed to be equal to US$160,000
                                    (at Cdn$1 = US$0.80),the "2005  Calendar
                                     Year Loan")

            Calendar Year 2006: US$690,000 (the "2006 Calendar Year Loan") Calendar Year 2007: US$650,000 (the "2007 Calendar Year Loan") Calendar Year 2008: US$750,000 (the "2008 Calendar Year Loan")

         At such time as BMC has defined on the Bulakashu Property an indicated reserve (as defined by JORC or CIM reserve standards) of not less than 300,000 ounces of gold, Centrasia will initiate a pre-feasibility study as a possible pre-cursor to production. If Marsa desires to initiate a pre-feasibility study of the Bulakashu Property it may do so at any time, at its sole cost and expense.

11. The Intercompany Loans shall be converted to Participating Interests in the following amounts at the following dates:

         (a)      At the end of  calendar  year  2005,  the  Loan  and the  2005
                  Calendar Year Loan shall be converted to a Participating Interest equal to 10.5% of the total Participating Interest in BMC on December 31, 2005 and Marsa shall cause the BMC Charter to be amended accordingly.

         (b) At the end of calendar year 2006, the 2006 Calendar Year Loan shall be converted to a Participating Interest equal to 27% of the total Participating Interest in BMC on December 31, 2006, increasing Centrasia's Participating Interest in BMC to 37.5%, and Marsa shall cause the BMC Charter to be amended accordingly.

         (c) At the end of calendar year 2007, the 2007 Calendar Year Loan shall be converted to a Participating Interest equal to 30% of the total Participating Interest in BMC on December 31, 2007, increasing Centrasia's Participating Interest in BMC to 67.5%, and Marsa shall cause the BMC Charter to be amended accordingly.

         (d) At the end of calendar year 2008, the 2008 Calendar Year Loan shall be converted to a Participating Interest equal to 32.5% of the total Participating Interest in BMC on December 31, 2008, increasing Centrasia's Participating Interest in BMC to 100%, and Marsa shall cause the BMC Charter to be amended accordingly and shall cease to be a participant in BMC.

         The Intercompany Loans shall be converted to Participating Interests by means of execution of agreements between Marsa Gold and Centrasia and taking other necessary actions in accordance with applicable law.



12. If, during any of calendar years 2005, 2006, 2007 or 2008, Centrasia fails to fund the respective Intercompany Loan for that year, or issue the Purchase Shares as and when required pursuant to Section 5 above, or commits any other material breach of this Agreement, Marsa' sole remedy shall be the right to "put" back to Centrasia all or a portion of the Purchase Shares that Marsa has received up to the date of the put (the total number of such Purchase Shares received being referred to as the "Total Purchase Shares" and the number of Purchase Shares actually put to Centrasia being referred to as the "Put Shares") in exchange for a pro-rata portion of the Participating Interests that Centrasia has then received equal to the product of (X) divided by (Y) multiplied by 100 and expressed as a percentage, where (X) is equal to the number of Put Shares and (Y) is equal to the number of the Total Purchase Shares. In such event, (i) the then outstanding balance of the current Intercompany Loan shall be forgiven, (ii) Marsa shall be entitled to keep whatever amounts Centrasia has already then paid to them on account of the cash portion of the purchase price and (iii) the parties shall thereafter be released from any further obligation hereunder.

13. The parties agree to use their best efforts to prepare an amendment to the BMC Charter to include provisions regarding Board of Directors. The Board of Directors shall consist of three members, two of whom shall be Centrasia nominees and the third shall be a nominee of Marsa. The BMC Board shall be responsible for designing and implementing an exploration program pursuant to the budget approved by BMC and Centrasia during each calendar year as required by Section 10 above. Once the amendment has been approved by all parties, Marsa and BMC agree to take all necessary steps to bring the amendment to the BMC Charter into effect at the earliest possible date, and in any event on or before September 1, 2005.


14. Marsa and BMC do hereby jointly and severally represent and warrant to Centrasia, Baradero and Magellan Gold BVI, with the intent that Centrasia, Baradero and Magellan Gold BVI shall rely on such representations and warranties in entering into this Agreement and in closing the transactions contemplated hereby, that:

         (a) Marsa and BMC are each corporations duly incorporated, validly existing and in good standing under the laws of the Kyrgyz Republic, and Marsa has the power and capacity to own and dispose of the Participating Interests presently held by it;

         (b) BMC has the power and corporate capacity to carry on its Business;

         (c) the Assets are all of the assets necessary or desirable to carry on its Business;

         (d) Marsa is the sole participant of BMC and owns all of the right, title and interest in and to the entire Participating Interest in BMC, and no person has any right to acquire any Participating Interest in BMC from Marsa or otherwise;

         (e) no person has any right to acquire any Participating Interest of BMC from BMC, whether by exercise of options, conversion of convertible securities or otherwise;

         (f) BMC owns all of the right, title and interest in and to each of the Assets, free and clear of all liens, charges, pledges, security interests and encumbrances whatsoever;

         (g) on each Interim Closing Date and on the Closing Date, Centrasia will receive all right, title and interest in the Participating Interests to which it is entitled on each such respective date, free and clear of all liens, charges and encumbrances;

         (h) all of the licences, permits, approvals, consents, certificates, registrations and authorizations as are necessary or desirable in the ordinary course of the conduct of its Business or otherwise for the use of the Assets have been obtained, are in good standing and are not terminable on the basis of the creation of Participating Interests in Centrasia;

         (i) all registrations or filings with any governmental offices, domestic and foreign, as are necessary or advisable to evidence or protect or preserve any of the Assets which are necessary to or used in its Business (the "Rights") have been made and the Rights are valid and enforceable;

         (j) there is no legal action pending or threatened by any person or entity relating to the Participating Interests, the Assets or the Business and Marsa is not aware of any adverse claim which has ever been, or is currently being, threatened against the Participating Interests, the Assets or the Business or any of them, nor is it aware of any claim by any person or entity that any of the Rights is or may be invalid or unenforceable;

         (k) BMC has not, in any manner whatsoever, granted, transferred, licensed or assigned or permitted to be granted, transferred, licensed or assigned any right or interest of any kind whatsoever in the Assets to any person or entity and BMC has not otherwise encumbered the Assets;

         (l) no authorization, approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required or desirable in connection with the issuance of creation of Participating Interests in Centrasia pursuant to this Agreement, save and except for the necessary amendment to the BMC Charter;

         (m) no representation or warranty of BMC or Marsa in this Agreement contains any untrue statement of a material fact;

         (n) the representations and warranties of BMC and Marsa contained in this Agreement do not omit to state any material fact necessary to make any of them not misleading to a prospective purchaser of BMC seeking full, true and plain disclosure as to BMC;

         (o) the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of each of BMC and Marsa, and this Agreement constitutes a legal, valid and binding obligation of each of BMC and Marsa enforceable against each such party in accordance with its terms;

         (p) there will be no change made to the General Director of BMC until such time as the BMC Charter is amended to provide for a Board of Directors as set out in section 13;

         (q)      the BMC Charter complies with all applicable Kyrgyz laws; and

         (r) neither the execution and delivery of this Agreement, nor the completion of the purchase and sale contemplated by this Agreement will:

                  (i) violate any of the terms and provisions of the constating documents or bylaws or articles of Marsa or BMC, or any order, decree, statute, by-law, regulation, covenant or restriction applicable to Marsa, BMC or any of the Assets;

                  (ii) give any person the right to terminate, suspend the operation of, cancel or remove any of the Assets; or

                  (iii) result in any fees, duties, taxes, assessments or other amounts relating to the Participating Interests or any of the Assets becoming due or payable.


15. Each of BMC and Marsa will indemnify and hold each of Centrasia, Baradero and Magellan Gold BVI harmless from and against:

         (a) any and all liabilities, whether accrued, absolute, contingent or otherwise, existing at the Closing Date and each Interim Closing Date in connection with the respective Participating Interests to be acquired by Centrasia;

         (b) any and all damages or deficiencies resulting from any misrepresentation, breach of warranty or non-fulfilment of any covenant on the part of Marsa or BMC under this Agreement or from any misrepresentation in or omission from any certificate or other instrument furnished or to be furnished to Centrasia, Baradero or Magellan Gold BVI under this Agreement; and


         (c) any and all actions, suits, proceedings, demands, assessments, judgments, costs and legal and other expenses incident to any of the foregoing.

16. Centrasia, Baradero and Magellan Gold BVI jointly and severally represent and warrant to Marsa and BMC, with the intent that each of Marsa and BMC shall rely on these representations and warranties in entering into this Agreement and in concluding the transactions contemplated hereby, that:

         (a) Each of Centrasia, Baradero and Magellan Gold BVI is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, has the power and capacity to enter into this Agreement and carry out its terms;

         (b) Centrasia is currently authorized to issue 10,000,000 common shares, each with a par value of US$0.001, and 10,000,000 preferred shares, each with a par value of US$0.001. As at the date of this Agreement Centrasia has issued and outstanding a total of 3,700,100 common shares and no preferred shares, all of which are validly issued and outstanding as fully paid and non-assessable shares;

         (c) the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of each of Centrasia, Baradero and Magellan Gold BVI and this Agreement constitutes a legal, valid and binding obligation of each such party enforceable against each such party in accordance with its terms; and

         (d) the Purchase Shares, when issued, will be issued as fully paid and non-assessable shares free and clear of all liens, charges, claims or encumbrances, except as expressly provided for in Section 6 of this Agreement.

17. All representations, warranties, covenants and agreements made by a party in this Agreement shall, unless otherwise expressly stated, survive the execution of this Agreement, each Interim Closing Date and the Closing Date.

18. The obligation of each of Centrasia, Baradero and Magellan Gold BVI to close the transactions contemplated by this Agreement, including the obligation to deliver the Purchase Shares, is subject to the fulfilment by Marsa and BMC to the satisfaction of each of Centrasia, Baradero and Magellan Gold BVI on or before the Closing Date and each Interim Closing Date, of the following conditions:

         (a) that the representations and warranties of Marsa and BMC contained in this Agreement and in any certificate or document delivered pursuant to this Agreement or in connection with the transactions contemplated hereby shall be true at and as of the Closing Date and each Interim Closing Date as if such representations and warranties were made at and as of such time;

         (b) that BMC shall not then be in default of the terms of the Loan Agreement;

         (c) that there shall be no legal or administrative restriction preventing BMC from amending the BMC Charter, and BMC shall have amended the BMC Charter to include provisions regarding a Board of Directors, as provided in section 13 above;

         (d) that Marsa and BMC shall have performed and complied with all of the agreements, covenants and conditions required by this Agreement to be performed or complied with by it on or before the Closing Date and each Interim Closing Date;

         (e) that between the date of this Agreement and the Closing Date and each Interim Closing Date, no change, event, or circumstance has occurred which materially adversely affects the Assets;

         (f) that between the date of this Agreement and the Closing Date and each Interim Closing Date, there has not been any substantial loss, damage, or destruction, whether or not covered by insurance, to any of the Assets; and (g) that no legal or regulatory action or proceeding shall be pending or threatened on the Closing Date and each Interim Closing Date by any person to enjoin, restrict or prohibit the purchase and sale of the Participating Interests.

         The foregoing conditions are for the exclusive benefit of each of Centrasia, Baradero and Magellan Gold BVI and any such condition may be waived in whole or in part by each such party at or before the Closing Date by delivering to Marsa and BMC a written waiver to that effect signed by the respective party.



19. On the Closing Date and each Interim Closing Date, Marsa shall deliver or cause to be delivered to Centrasia:


         (a) such bills of sale, transfer documents, assignments, in form and content satisfactory to Centrasia, as are appropriate to effectively vest good and marketable title to the applicable Participating Interest in Centrasia to the extent contemplated by this Agreement;

         (b) any consents or approvals required to be obtained by Marsa for the purpose of validly creating the applicable Participating Interests to Centrasia;

         (c) a certificate of each of Marsa and BMC dated as of the Closing Date and each Interim Closing Date, acceptable in form and content to Centrasia, Baradero and Magellan Gold BVI, certifying that:

                  (i) the Directors of each of the respective party have passed resolutions duly authorizing the execution and delivery of this Agreement and the completion of the transactions contemplated hereby; and

                  (ii) the respective party's representations and warranties contained in this Agreement are true as of the Closing Date and each Interim Closing Date;

         (d) the legal opinion of the solicitors for Marsa and BMC, in form and content satisfactory to Centrasia, to the effect that all necessary steps and corporate proceedings have been taken by Marsa and BMC to permit the registration of the applicable
                  Participating Interests as contemplated hereby, that this Agreement and all documents and instruments delivered pursuant hereto have been duly and validly authorized, executed, and delivered by Marsa and BMC and will constitute valid and legally binding obligations of Marsa and BMC, and

         (e)      all  such  other   documents  and  instruments  as  Centrasia,
                  Baradero or Magellan Gold BVI may reasonably require.

20. Marsa and BMC agree that they will cooperate with Centrasia, Baradero and Magellan Gold BVI in preparing financial statements of BMC for the most recent calendar years prior to the closing of the Pubco Agreement, prepared and audited in accordance with Canadian GAAP and GAAS and otherwise meeting the requirements of the Exchange, the British Columbia Securities Commission, and, to the extend applicable, the United States Securities and Exchange Commission, together with unaudited reviewed financial statements prepared in accordance with Canadian GAAP for any interim periods following the most recent fiscal year end.

21. Any notice required or permitted to be given under this Agreement will be in writing and may be given by hand delivering, sending by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy, or sending by overnight courier, the notice to the address of the party set out above and in the case of:

                  (a) Centrasia, Baradero or Magellan Gold BVI, with a copy to:

                           Axium Law Group
                           P.O. Box 49222
                           1055 Dunsmuir St. #3350, Bentall 4
                           Vancouver, BC V7X 1L2 CANADA

                           Attention: Michael C Varabioff
                           Fax: 604- 692-4900

                           and to:

                           Thomas, Rondeau
                           PO Box 10037, Pacific Centre
                           Suite 1925, 700 West Georgia St.
                           Vancouver, BC  V7Y 1A1  CANADA

                           Attention: Mr. James L. Harris
                           Fax: 604-688-6995

                  (b) Marsa, with a copy to:

                           c/o Bulakashu Mining Company LTD

                           Kyrgyz Republic,
                           Bishkek, Baitik Baatyra 37

                           Facsimile No.:  (996) (312) 55-94-34

         (or to such other address or number as any party may specify by notice in writing to another party). Any notice delivered or sent by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy on a business day will be deemed conclusively to have been effectively given on the day the notice was delivered, or the transmission was sent successfully to the number set out above, as the case may be. Any notice sent by overnight courier will be deemed conclusively to have been effectively given on the next business day after depositing with the courier.

22. If under this Agreement or any document delivered under this Agreement, either of Marsa or BMC become obligated to pay any sum of money to Centrasia, then such sum may at the election of Centrasia, and without limiting or waiving any right or remedy for Centrasia under this Agreement, be set-off against and shall apply to any sum of money or security owed by Centrasia to Marsa or BMC until such amount has been completely set-off. This covenant shall survive the Closing.

23. This Agreement constitutes the entire agreement between the parties with respect to the subject matter herein and in particular supersedes and replaces the Original Agreement.

24. Delivery of an executed copy of this Agreement by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Agreement as of the date set forth on page one of this Agreement.

25. Unless otherwise provided, all dollar amounts referred to in this Agreement are in lawful money of the United States. 26. This Agreement will enure to the benefit of and be binding upon the parties and their respective administrators, successors, and assigns.

27. Wherever there is any conflict between any provision of this Agreement and any present or future statute, law, ordinance, or regulation against which the parties have no legal right to contract, the latter will prevail; but in such event the provision of this Agreement thus affected will be curtailed and limited only to the extent necessary to bring it within the requirements of the law. If any term, provision, covenant, or condition of this Agreement or the application thereof to any person or circumstance will, at any time or to any extent, be invalid, illegal, voidable, or unenforceable, then the remainder of this Agreement or the application thereof to persons or circumstances other than those as to whom it is held invalid, illegal, voidable, or unenforceable will not be affected thereby, and each term, provision, covenants, and condition of this Agreement will be and remain valid and enforceable to the fullest extent permitted by law. If any tribunal or Court of competent jurisdiction deems any provision hereof (other than for the payment of money) unreasonable, then the said tribunal or Court may declare a reasonable modification hereof, and this Agreement will be valid and enforceable, and the parties hereto will be bound by and perform the same, as so modified.

28. When the context hereof makes it possible, the word "person" appearing in this Agreement includes in its meaning any firm and any body corporate or politic.

29. This Agreement will be governed by and construed in accordance with the law of British Columbia. All disputes arising out of or in connection with this Agreement, or in respect of any defined legal relationship associated therewith or derived therefrom, shall be referred to and finally resolved by arbitration in the English language using a sole arbitrator under the rules of the British Columbia International Commercial Arbitration Centre. The appointing authority or tribunal shall be the British Columbia International Commercial Arbitration Centre. The case shall be administered by the British Columbia
         International Commercial Arbitration Centre in accordance with its Rules. The place of arbitration shall be Vancouver, British Columbia, Canada.

30. This Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

31. Delivery of an executed copy of this Agreement by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Agreement as of the date of this Agreement.

32. There are no representations, warranties, collateral agreements, or conditions between the parties hereto except as specified in this Agreement, the Loan Agreement, the Marsa Guarantee and the Marsa Pledge.

33. The parties will execute and deliver all such further documents, do or cause to be done all such further acts and things, and give all such further assurances as may be necessary to give full effect to the provisions and intent of this Agreement.

34.      Time is of the essence of this Agreement.

35. Notwithstanding any other provision herein, the obligations of Baradero and Magellan Gold BVI under this Agreement are subject to completion of the transactions contemplated by the Pubco Agreement (as amended or replaced from time to time). If these transactions are not completed on or before September 30, 2005, then this Agreement shall be null and void so far as Baradero and Magellan Gold BVI are concerned and neither of those parties shall have any obligations hereunder. This section does not relieve Centrasia from its obligation to pay US$40,000 to Marsa no later than September 1, 2005 pursuant to section 5 above.

36.      This Agreement is subject to its acceptance for filing by the Exchange.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the day and year first above written.



BULAKASHU MINING COMPANY LTD


Per: /s/ Oleg Kim
     ----------------------------
     Authorized Signatory


MARSA GOLD CORP.


Per: /s/ Dmitriy Vedeshkin-Ryabov
     ----------------------------
         Authorized Signatory

CENTRASIA MINING CORP.


Per: /s/ Douglas Turnbull
     ----------------------------
         Authorized Signatory


BARADERO RESOURCES LTD


Per: /s/ Nick DeMare
     ----------------------------
         Authorized Signatory


MAGELLAN GOLD (BVI) INC.


Per: /s/ Nick DeMare
     ----------------------------
         Authorized Signatory

                               GUARANTEE AGREEMENT


This Guarantee Agreement is made as of the 8th day of July 2005 between:

MARSA GOLD CORP., a Kyrgyz limited liability company with an address of Kyrgyz Republic, Bishkek, microregion 11, 6-46 (the "Guarantor"); and

CENTRASIA MINING CORP. (FORMERLY "MAGELLAN GOLD CORP."), a British Columbia corporation with an address of 300 - 1055 W. Hastings St., Vancouver, BC V6E 2E9, Canada (the "Creditor"),


                  WHEREAS the Guarantor is the sole participant of BULAKASHU MINING COMPANY LTD (the "Debtor");

                  WHEREAS the Creditor has lent the Debtor  US$110,000  to date;
and

                  WHEREAS the Creditor may lend the Debtor additional sums pursuant to an agreement of even date between the Guarantor, the Debtor, the Creditor, Baradero Resources Limited and Magellan Gold (BVI) Inc. (the "Bulakashu Option Agreement"), and the Creditor has refused to do so without, among other things, a personal guarantee of repayment from the Guarantor.

                  NOW, THEREFORE, FOR GOOD AND VALUABLE CONSIDERATION given, the receipt and sufficiency of which is hereby acknowledged, the Guarantor hereby guarantees payment to the Creditor of all debts and liabilities, present or future, direct or indirect, absolute or contingent, matured or not, at any time owing by the Debtor to the Creditor or remaining unpaid by the Debtor to the Creditor, whether incurred by or arising from any agreement or dealings between the Creditor and the Debtor (including the Bulakashu Option Agreement) or by or from any agreement or dealings with any third party by which the Creditor may be or become in any manner whatsoever a creditor of the Debtor or however otherwise incurred or arising anywhere within or outside the country where this Guarantee Agreement is executed and whether the Debtor be bound alone or with another or others and whether as principal or surety (such debts and liabilities being hereinafter called the "Liabilities").

                  AND THE GUARANTOR HEREBY COVENANTS AND AGREES WITH THE CREDITOR AS FOLLOWS:

1.                The   Creditor   may   grant   time,   renewals,   extensions,
indulgences, releases and


discharges to, take securities (which word as used herein includes other guarantees) from and give the same and any or all existing securities up to, abstain from taking securities from or from perfecting securities of, cease or refrain from giving credit or making loans or advances to, accept compositions from and otherwise deal with, the Debtor and others and with all securities as the Creditor may in its absolute discretion see fit (including the release of the Guarantor or other sureties), and may apply all moneys at any time received from the Debtor or others or from securities upon such part or parts of the Liabilities as the Creditor in its absolute discretion sees fit, and change any such application in whole or in part from time to time as the Creditor may see fit, the whole without in any way limiting or lessening the liability of the Guarantor under this Guarantee Agreement , and no loss of or in respect of any securities received by the Creditor from the Debtor or others, whether occasioned by the fault of the Creditor or otherwise, shall in any way limit or lessen the liability of the Guarantor under this Guarantee Agreement.

2. This Guarantee Agreement shall be a continuing guarantee and shall cover all the Liabilities, and it shall apply to and secure any ultimate balance due or remaining unpaid to the Creditor.

3. The Creditor shall not be bound to exhaust its recourse against the Debtor or others or any securities it may at any time hold before being entitled to payment from the Guarantor of the Liabilities. The Guarantor renounces all benefits of discussion and division.

4. The Guarantor may, by notice in writing delivered to the office of the Creditor receiving this instrument, determine its liability under this Guarantee Agreement in respect of Liabilities incurred or arising after receipt of such notice but not in respect of any Liabilities theretofore incurred or arising even though not then matured, provided, however, that notwithstanding receipt of any such notice the Creditor may fulfill any requirements of the Debtor based on agreements express or implied made prior to the receipt of such notice and any resulting Liabilities shall be covered by this Guarantee Agreement.

5.                This Guarantee Agreement shall not be affected by:

          (a)     any change in the name or the  structure of the Debtor;


          (b)     the acquisition of the Debtor's  business by a third party;

          (c) any change whatsoever in the objects, capital structure or constitution of the Debtor;

          (d)     the  Debtor's   business   being   amalgamated   with  another
                  corporation; or

          (e) any defect in, omission from, failure to file or register or defective filing or registration of any instrument under which the Creditor has taken any security or collateral for payment of any of the Liabilities or performance or observance of any obligation of the Debtor, the Guarantor (whether under this Guarantee Agreement or otherwise) or of any other person who is or may become liable in respect of the Liability;

                  but shall, notwithstanding the happening of any such event continue to apply to all the Liabilities whether theretofore or thereafter incurred or arising. (In this instrument the word "Debtor" shall include every such firm and corporation described in paragraphs (b), (c) and (d) above).

6. This Guarantee Agreement shall not be considered as wholly or partially satisfied by the payment or liquidation at any time or times of any sum or sums of money for the time being due or remaining unpaid to the Creditor, and all dividends, compositions, proceeds of security valued and payments received by the Creditor from the Debtor or from others or from estates shall be regarded for all purposes as payments in gross without any right on the part of the Guarantor to claim in reduction of the liability under this Guarantee Agreement the benefit of any such dividends, compositions, proceeds or payments or any securities held by the Creditor or proceeds thereof, and the Guarantor shall have no right to be subrogated in any rights of the Creditor until the Creditor shall have received payment in full of the Liabilities.

7. All moneys, advances, renewals and credits in fact borrowed or obtained from the Creditor shall be deemed to form part of the Liabilities, notwithstanding any lack or limitation of status or of power, incapacity or disability of the Debtor or of the directors, partners or agents thereof, or that the Debtor may not be a legal or suable entity, or any irregularity, defect or informality in the borrowing or obtaining of such moneys, advances, renewals or credits, the whole whether known to the Creditor or not; and any sum which may not be recoverable from the Guarantor as guarantor shall be recoverable from the Guarantor and each of them as sole or principal debtor in respect thereof and shall be paid to the Creditor on demand with interest as aforesaid.

8. This Guarantee Agreement is in addition to and not in substitution for any other guarantee, by whomsoever given, at any time held by the Creditor, and any present or future obligation to the Creditor incurred or arising otherwise than under a guarantee of the Guarantor or any of them or of any other obligant, whether bound with or apart from the Debtor, excepting any guarantee surrendered for cancellation on delivery of this instrument.

9. The Guarantor shall be bound by any account settled between the Creditor and the Debtor, and if no such account has been so settled immediately before demand of payment under this Guarantee Agreement any account stated by the Creditor shall be accepted by the Guarantor as conclusive evidence of the amount which at the date of the account so stated is due by the Debtor to the Creditor or remains unpaid by the Debtor to the Creditor.

10. This Guarantee Agreement shall be operative and binding on the Guarantor, and possession of this instrument by the Creditor shall be conclusive evidence against the Guarantor that this instrument was not delivered in escrow or pursuant to any agreement that it should not be effective until any conditions precedent or subsequent had been complied with.

11. The demand for payment shall be deemed to have been effectually made upon the Guarantor if and when an envelope containing such demand, addressed to the Guarantor at the address last known to the Creditor, is posted, postage prepaid, in the post office or is delivered to the Guarantor, and, in the event of the death of the Guarantor, demand of payment addressed to any of the Guarantor's heirs, executors, administrators or legal representatives at the address of the addressee last known to the Creditor and posted or delivered as aforesaid shall be deemed to have been effectively made upon all of them. All payments hereunder shall be made to the Creditor at the office of the Creditor.

12. This Guarantee Agreement covers all agreements between the parties hereto concerning this Guarantee Agreement, and none of the parties shall be bound by any representation or promise made by any person relative thereto which is not expressly embodied herein.

13. This Guarantee Agreement shall be governed by and construed in accordance with the laws of British Columbia. All disputes arising out of or in connection with this Guarantee Agreement, or in respect of any defined legal relationship associated therewith or derived therefrom, shall be referred to and finally resolved by arbitration in the English language using a sole arbitrator under the rules of the British Columbia International Commercial Arbitration Centre. The appointing authority or tribunal shall be the British Columbia International Commercial Arbitration Centre. The case shall be administered by the British

Columbia International Commercial Arbitration Centre in accordance with its Rules. The place of arbitration shall be Vancouver, British Columbia, Canada. Provided always that nothing herein contained shall prevent the Creditor from proceeding at its election in the Courts of any other jurisdiction and the Guarantor hereby irrevocably submits to each such jurisdiction, acknowledges the competence of each and the convenience and propriety of the venue thereof and agrees to be bound by any judgment thereof and not to seek, and hereby waives, any review of the merits of such a judgment by the Courts of any other jurisdiction and also hereby waives any and all objections which it may have to each such jurisdiction.

14. So long as any of the Liabilities remain unpaid or outstanding the Guarantor assumes all responsibility for being and keeping itself informed of the financial condition of the Debtor and of all circumstances bearing upon the nature, scope and extent of the risk which the Guarantor assumes and incurs under this Guarantee Agreement .

15. This Guarantee Agreement shall extend to and enure to the benefit of the Creditor and its successors and assigns, and shall extend to and be binding upon the Guarantor and the heirs, executors, administrators, legal representatives, successors and assigns of the Guarantor or each of them or any of them, as the case may be. 16. The Guarantor hereby waives all rights to receive from the Creditor a copy of any financing statement, financing change statement or verification statement filed at any time or from time to time in respect of this Guarantee Agreement.

GIVEN UNDER SEAL at Bishkek, Kyrgyz Republic, on the day and year above written.

MARSA GOLD CORP.


Per:  /s/ Dmitriy Vedeshkin-Ryabov
    ------------------------------
         Authorized Signatory

Bulakashu Mining Company LTD, the "Debtor" referred to above, hereby consents to the terms of the foregoing Guarantee Agreement.



BULAKASHU MINING COMPANY LTD


Per:  /s/ Oleg Kim
    ------------------------------
         Authorized Signatory


CENTRASIA MINING CORP.


Per: /s/ Douglas Turnbull
    ------------------------------
         Authorized Signatory

                                PLEDGE AGREEMENT



THIS AGREEMENT made the 8th day of July, 2005

BETWEEN:
                  CENTRASIA MINING CORP. (FORMERLY "MAGELLAN GOLD CORP."), a British Columbia corporation with an address of 300 - 1055 W. Hastings St., Vancouver, BC V6E 2E9, Canada

                  (the "Lender")

AND:
                  MARSA GOLD CORP., a Kyrgyz limited liability company with an address of Kyrgyz Republic, Bishkek, microregion 11, 6-46

                  (the "Guarantor")

AND:
                  BULAKASHU MINING COMPANY LTD, a Kyrgyz limited liability company with an address of 37, Baitik Baatyr St., Oktyabrskiy district, Bishkek, 720005, Kyrgyz Republic


                  (the "Company")

WHEREAS:

A. Under the loan agreement of September 24, 2004, the Lender has lent the Company US$110,000 to date, and may lend the Company additional sums pursuant to an Agreement of even date between the Guarantor, the Company, the Lender, Baradero Resources Limited and Magellan Gold (BVI) Inc. (the "Bulakashu Option Agreement"), and the Lender has refused to do so without, among other things, a personal guarantee of repayment from the undersigned.

B. The Guarantor has agreed to guarantee the current and future indebtedness of the Company to the Lender, whether pursuant to the Bulakashu Option Agreement or otherwise, pursuant to the terms of a guarantee dated the date of this Agreement (the "Guarantee"); and

C. The Guarantor has agreed to execute and deliver this Agreement to the Lender as security for the payment and performance of all of the Liabilities (as hereinafter defined) of the Company and the Guarantor to the Lender.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the agreements herein contained, the Guarantor and the Lender covenant as follows:

1. PLEDGE. The Guarantor assigns, mortgages, charges, pledges to and grants to the Lender a security interest in the participating interest held by the Guarantor in the Company.

         The above participating interest is referred to herein as the "Pledged Interest".

2. REPRESENTATIONS AND WARRANTIES. The Guarantor represents and warrants to the Lender that:

         (a)      it is the legal and beneficial owner of the Pledged Interest;

         (b) the Pledged Interest is valid, fully-paid, in the capital of the Company;

         (c)      the  Pledged   Interest  is  free  and  clear  of  all  liens,
                  mortgages, charges and security interests other than those created under this Agreement in favour of the Lender; and

         (d) to the best of Guarantor's knowledge, the Pledged Interest is not subject to any cease trade order, stop transfer or resale restriction, or any similar restriction that would restrict or prevent the Lender from assigning or transferring such share upon the occurrence of a default hereunder, except for such restrictions imposed by law or the constating documents of the Company.

3. TITLE TRANSFER ON DEFAULT. On the date of a material breach of the Bulakashu Option Agreement by any party thereto other than the Lender, Baradero Resources Limited or Magellan Gold (BVI) Inc., the Liabilities shall become immediately due and payable and the Lender may at any time after that date have the Guarantor to transfer to the Lender the title to the Pledged Interest through execution of agreement, other documents and taking other actions in accordance with any applicable law, including, but not limited to, take or cause to be taken all corporate actions approving transfer of Pledged Interest, to have the Bulakashu charter amended and reregistered with the Ministry of Justice of the Kyrgyz Republic.

4. COSTS AND EXPENSES. All costs and charges incurred by or on behalf of the Lender in connection with the collection of amounts due and owing under the Guarantee, this Agreement or with reference to the Pledged Interest or its realization (including without limitation all reasonable legal fees and court costs and all expenses of taking possession of, protecting and realizing upon the Pledged Interest including costs and charges in connection with realizing, collecting, selling, transferring or delivering the Pledged Interest or exercising or enforcing any rights under them) will be added to and form part of the Liabilities and will be a first charge on the proceeds of any realization, collection, sale, transfer, delivery, exercise or enforcement.

5. APPLICATION OF PROCEEDS. The proceeds of disposition of the Pledged Interest will be applied by the Lender on account of the Liabilities in such manner, order and priority as the Lender may in its sole and absolute discretion determine. If, after the realization or disposition of the Pledged Interest and satisfaction of the Liabilities there are any surplus Pledged Interest or proceeds of disposition, the Lender will account for such surplus Pledged Interest or proceeds of disposition to the Guarantor.

6. NO MERGER. This shall be a continuing agreement and the Pledged Interest will not operate by way of merger of any of the Liabilities and no judgment recovered by the Lender will operate by way of merger of or in any way affect the security now or in the future held by the Lender in respect of the Liabilities or in respect of any other obligations of the Guarantor.

7. LENDER TO EXERCISE CARE. The Lender will be bound to exercise in the keeping of the Pledged Interest only the same degree of care as it would exercise concerning its own securities at the same place.

8. APPOINTMENT OF ATTORNEY-IN-FACT. The Guarantor hereby agrees to execute and deliver to the Lender a Power of Attorney in the form attached to this Agreement to be dated the same date as this Agreement, pursuant to which the Guarantor shall appoint Douglas S. Turnbull, on behalf of the Lender, as the attorney-in-fact of the Guarantor, with full power and authority to exercise all rights of the Guarantor as a participant of the Company including executing and delivering any amendments or modifications to the Charter of the Company, and to transfer, pledge or otherwise dispose of the Pledged Interest.

9. ATTACHMENT. The Guarantor and the Lender acknowledge that it is their intention that the security interests created by this Agreement attach on execution by the Guarantor and that value has been given.

10. ALTERATION OF CAPITAL. In the event of any change to the capital of the Company, the term "Pledged Interest" will be considered to refer to the Pledged Interest described in paragraph 1 as increased, decreased, amended or supplemented and the Guarantor will deliver immediately any replacement accompanied by powers of attorney, certified directors' resolutions and such other documents or instruments the Lender may require, to be held in accordance with the terms of this Agreement.

11.      DISCHARGE.  On the  Closing  Date (as defined in the  Bulakashu  Option
         Agreement) the Guarantor will cause the Pledged Interest to be transferred to the Lender. In the event of the termination of the Bulakashu Option Agreement pursuant to section 12 thereof, the Lender will return the Pledged Interest , will transfer the Pledged Interest to the Guarantor, and will release the Pledged Interest from the assignment, mortgage, charge, hypothecation, pledge and security interest created by this Agreement and will execute and deliver to the Guarantor such releases and reassignments as the Guarantor may reasonably require for such purpose.

12. BINDING EFFECT. The provisions of this Agreement will be binding upon and enure to the benefit of the Lender and the Guarantor and their respective successors and assigns.

13. GOVERNING LAWS. This Agreement will be governed by and interpreted in accordance with the laws of British Columbia. All disputes arising out of or in connection with this Agreement, or in respect of any defined legal relationship associated therewith or derived therefrom, shall be referred to and finally resolved by arbitration in the English language using a sole arbitrator under the rules of the British Columbia
         International Commercial Arbitration Centre. The appointing authority or tribunal shall be the British Columbia International Commercial Arbitration Centre. The case shall be administered by the British Columbia International Commercial Arbitration Centre in accordance with its Rules. The place of arbitration shall be Vancouver, British Columbia, Canada.

14.      NOTICES. In this Agreement:

         (a) any notice or communication required or permitted to be given under this Agreement will be in writing and will be considered to have been given if delivered by hand, transmitted by facsimile transmission or mailed by prepaid registered post to the address or facsimile transmission number of each party set out on the first page hereof or to such other address or facsimile transmission number as any party may designate in the manner set out above; and

         (b) notice or communication will be considered to have been received:

                  i. if hand-delivered during business hours on a Business Day, upon receipt by a responsible representative of the receiver, and if not delivered during business hours, upon the commencement of business on the next Business Day;

                  ii. if sent by facsimile transmission during business hours on a Business Day, upon the sender receiving confirmation of the transmission, and if not transmitted during business hours, upon the commencement of business on the next Business Day; and

                  iii. if mailed by prepaid registered post upon the fifth business day following posting; except that, in the case of a disruption or an impending or threatened disruption in postal services every notice or communication will be delivered by hand or sent by facsimile transmission.

15. COUNTERPARTS. This Agreement may be executed in several counterparts, each of which so executed will be considered to be an original and such counterparts together will be one and the same instrument.

16. FURTHER ASSURANCES. The Guarantor will from time to time, whether before or after the occurrence of any default hereunder, do all such acts and things and execute and deliver all such deeds, transfers, assignments and instruments as the Lender may reasonably require for perfecting the security interest constituted by this Agreement and for facilitating the sale of the Pledged Interest in connection with any realization and for exercising all powers, authorities and discretions conferred upon the Lender. The Guarantor covenants and agrees with the Lender to discharge or cause to be discharged forthwith any encumbrances which may rank equal or in priority to the Lender's security interest herein, and to provide the Lender with satisfactory evidence or other confirmation that any encumbrances or liens against the Guarantor do not encumber the Pledged Interest .

17. SEVERABILITY. If any term of this Agreement is determined to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability will attach only to such term, and all other terms of this Agreement will continue in full force and effect.

18. ACKNOWLEDGEMENT AND WAIVER. The Guarantor hereby acknowledges receiving a copy of this Agreement and waives all rights to receive from the Lender a copy of any financing statement, financing change statement or verification statement filed or issued, as the case may be, at any time in respect of this Agreement or any amendment thereto.

IN WITNESS WHEREOF the parties have entered into this Agreement as at the date first above written.

CENTRASIA MINING CORP.


Per: /s/ Douglas Turnbull
    ------------------------------
         Authorized Signatory


BULAKASHU MINING COMPANY LTD



Per:  /s/ Oleg Kim
    ------------------------------
         Authorized Signatory


MARSA GOLD CORP.


Per:  /s/ Dmitriy Vedeshkin-Ryabov
    ------------------------------
         Authorized Signatory

                           [LETTERHEAD OF MARSA GOLD]
                MARSA GOLD CORP. KRYGYZ REPUBLIC, BISHEK, 11 mkp

                                POWER OF ATTORNEY


         MARSA GOLD ("MARSA GOLD") Limited Liability Company, a legal entity created and existing under the laws of the Kyrgyz Republic, having its registered office located at: Kyrgyz Republic, Bishkek, 11th microregion, 6-46 is a shareholder of Bulakashu Mining Company LTD, organized under the laws of the Kyrgyz Republic ("BULAKASHU").

         Marsa Gold hereby constitutes and appoints Mr. Douglas S. Turnbull of 300 - 1055 W. Hastings St., Vancouver, BC V6E 2E9 CANADA, for and on behalf of Centrasia Mining Corp., as its true and lawful attorney-in-fact with full power and authority to do on behalf of and in the name of Marsa Gold the following:

         1. To exercise all rights of Marsa Gold as a participant of Bulakashu including executing and delivering any amendments or modifications to the Charter of Bulakashu; and

         2. To transfer, pledge or otherwise dispose of the participating interest held by Marsa Gold in Bulakashu.

This power of attorney is issued on July 12, 2005 and is valid for three (3) years.

IN WITNESS WHEREOF, the undersigned has set his hand and affixed the seal of Marsa Gold on this July 12, 2005.


         By:      /s/ D.G. VEDESHKIN-RYABOV
                  --------------------------------------
                  Signature of Authorized Representative


                  D.G. VEDESHKIN-RYABOV
                  --------------------------------------
                  Name of Authorized Representative


                  GENERAL DIRECTOR
                  --------------------------------------
                  Title

                              ASSIGNMENT AGREEMENT


THIS AGREEMENT is made as of the 14th day of September, 2005.


B E T W E E N:

                  0724000 B.C. LTD. (formerly Centrasia Mining Corp.), a British Columbia corporation with an address of 300 - 1055 W. Hastings St., Vancouver, BC V6E 2E9, Canada

                  ("0724000")

                                                               OF THE FIRST PART

                                     - and -

                  MAGELLAN GOLD (BVI) INC., a British Virgin Islands corporation with an address of c/o HWR Services Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands

                  ("Magellan Gold BVI")

                                                              OF THE SECOND PART

RECITALS:

1. 0724000 and Magellan Gold BVI are parties to an Option Agreement dated as of the 8th day of July 2005 with Bulakashu Mining Company Ltd ("BMC"), Marsa Gold Corp. ("Marsa"), and Centrasia Mining Corp. (formerly, Baradero Resources Limited, "Centrasia") (the "BMC Option Agreement");

2. Under the terms of the BMC Option Agreement, 0724000 has been granted an option to acquire BMC from Marsa;

3.       Section 4 of the BMC Option Agreement provides as follows:

         "Marsa acknowledges that immediately after the closing of the transactions contemplated by the Pubco Agreement, all of Centrasia's right, title and interest in this Agreement, the Loan Agreement, the Marsa Guarantee and the Marsa Pledge shall be assigned to Magellan Gold BVI and Marsa hereby consents to such assignment and agrees to execute all collateral agreements and documents as may be necessary to effect such assignment. Upon such assignment, Magellan Gold BVI shall assume all of the rights, privileges, obligations and liabilities of Centrasia under this Agreement, the Loan Agreement, the Marsa Guarantee and the Marsa Pledge."

4. The transactions contemplated by the Pubco Agreement have closed and it is in order to assign all of 0724000's right, title and interest in the BMC Option Agreement, the Loan Agreement, the Note, the Marsa Guarantee and the Marsa Pledge (the "Agreements") to Magellan Gold BVI;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual premises, agreements and covenants herein contained, the sum of Two Dollars ($2.00) now paid by each party hereto to the other and for other good and valuable consideration (the receipt and sufficiency whereof being hereby acknowledged), the parties hereto do hereby covenant and agree with each other as follows:

1.       GENERAL

1.1 CURRENCY. All dollar amounts referred to in this Agreement are in Canadian funds unless otherwise expressly specified.

1.2 DEFINED TERMS. Any capitalized term used in this Agreement (including the recitals) that is not defined in this Agreement shall have the meaning attributed in the BMC Option Agreement.

1.3 ENTIRE AGREEMENT. This Agreement together with the BMC Option Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written with respect to the subject matter hereof. This Agreement shall not be amended except by a memorandum in writing signed by both parties and any amendment thereof shall be null and void and shall not be binding upon a party which has not given its consent as aforesaid. In the case of any discrepancy between this Agreement and the BMC Option Agreement, the provisions of the BMC Option Agreement shall prevail.

1.4      HEADINGS.   The  division  of  this  Agreement  into  sections  is  for convenience of reference only and shall not affect the interpretation or construction of this Agreement.

1.5      TIME.  Time shall be of the essence of this Agreement.

1.6 SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and assigns.

1.7 LAW. This Agreement shall be interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

1.8 SEVERABILITY. Any provision of this Agreement which is invalid or unenforceable shall not affect any other provision and shall be deemed to be severable herefrom.

1.9 FURTHER ASSURANCES. Each party shall from time to time diligently take or cause to be taken such action and execute and deliver or cause to be executed and delivered to the other party such documents and further assurances as, in the reasonable opinion of counsel for the other party, may be necessary or advisable to give effect to this Agreement.

1.10 COUNTERPARTS. This Agreement may be executed by the parties hereto in separate counterparts (by original or telefacsimile signature) each of which when so executed and delivered shall be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

1.11 STATEMENTS OF FACT. This parties hereto specifically agree without limitation, that the paragraphs forming the preambles to this Agreement contain true and correct statements of fact.

2.       ASSIGNMENT OF THE AGREEMENTS

2.1 ASSIGNMENT. For good and valuable consideration 0724000 hereby grants, assigns, transfers and sets over to Magellan Gold BVI all of its right, title and interest in and to each of the Agreements, and Magellan Gold BVI hereby assumes all of the rights, privileges, obligations and liabilities of 0724000 in and to each of the Agreements.

3.       COVENANTS, REPRESENTATIONS AND WARRANTIES

3.1 COVENANTS, REPRESENTATIONS AND WARRANTIES OF MAGELLAN GOLD BVI AND 0724000. Each party hereby covenants, represents and warrants to the other party as follows and acknowledges that such other party is relying on the truth and accuracy thereof in entering into this Agreement:

(i) it is a corporation duly incorporated and validly incorporated, organized and existing under the laws of its corporate jurisdiction with the corporate power, authority and capacity to enter into this Agreement and fulfil the terms hereof;

(ii) the execution and delivery of this Agreement by such party neither requires the consent of any person nor will conflict with or result in a breach of any of the terms, conditions or provisions of its corporate charter documents, any agreement or instrument by which it is bound or any law, regulation or ordinance applicable to it;

(iii) it has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement. All necessary corporate approvals have been obtained to carry out the full intent and meaning of this Agreement;

(iv) this Agreement has been duly authorized, executed and delivered by it and is a legal, valid and binding obligation of it enforceable against it in accordance with its terms; and

(v) it has the full power and authority to assign or take assignment of, as the case may be, the Agreements as contemplated in this Agreement.

3.2 REPRESENTATIONS AND WARRANTIES OF 0724000. 0724000 hereby covenants, represents and warrants to Magellan Gold BVI as follows and acknowledges that Magellan Gold BVI is relying on the truth and accuracy thereof in entering into this Agreement:

(i) the Agreements are capable of assignment to Magellan Gold BVI in accordance with the provisions of this Agreement and all consents of third parties required for such assignment have been obtained;

(ii) the Agreements are valid and subsisting agreements, in full force and effect and unmodified and there are no defaults thereunder by the parties thereto; and

(iii) except as otherwise stated therein, each of the Agreements constitutes the entire agreement between 0724000 and the other parties thereto in respect of the matters dealt with therein and there are no collateral agreements, undertakings, declarations or representations, written or verbal, in respect thereof.

3.3 ADDITIONAL REPRESENTATION AND WARRANTY OF 0724000. 0724000 hereby covenants, represents and warrants to Magellan Gold BVI as follows and acknowledges that

Magellan Gold BVI is relying on the truth and accuracy thereof in entering into this Agreement: 0724000 has not assigned, transferred, mortgaged or otherwise encumbered its interest in the Agreements to any other person and no person has an option to acquire the same.


IN WITNESS WHEREOF this Agreement has been executed by the parties as of the date and year first above written.



0724000 B.C. LTD.                                  MAGELLAN GOLD (BVI) INC.


Per:  /s/ Douglas Turnbull                         Per:  /s/ Nick DeMare
     ------------------------                           ------------------------
     Authorized Signatory                               Authorized Signatory


THE ASSIGNMENT REFERENCED IN THE ABOVE AGREEMENT IS HEREBY ACKNOWLEDGED AND CONSENTED TO AS OF THE 14TH DAY OF SEPTEMBER 2005.


BULAKASHU MINING COMPANY LTD


Per:  /s/ Oleg Kim
    ------------------------------
         Authorized Signatory


MARSA GOLD CORP.


Per:  /s/ Dmitriy Vedeshkin-Ryabov
    ------------------------------
         Authorized Signatory

CENTRASIA MINING CORP.


Per: /s/ Douglas Turnbull
    ------------------------------
         Authorized Signatory